Exhibit 99.2

Lorus Therapeutics Inc.
Consolidated Balance Sheets - Unaudited

(amounts in 000's)	As at	As at
(Canadian dollars)	February 28, 2010	May 31, 2009

ASSETS
Current
Cash and cash equivalents	$888	$5,374
Short-term investments (note 7)	244	490
Prepaid expenses and other assets	685	826
	1,817	6,690
Fixed assets	167	231
Goodwill	606	606
	773	837
	$2,590	$7,527

LIABILITIES
Current
Accounts payable	$594	$299
Accrued liabilities	836	1,131
Secured convertible debentures (note 8)	-	14,448
	1,430	15,878
SHAREHOLDERS' EQUITY
Share capital (note 5)
Common shares	163,881	162,240
Equity portion of secured convertible debentures	-	3,814
Stock options (note 6)	3,679	3,845
Contributed surplus	14,834	10,744
Warrants	1,026	417
Deficit accumulated during development stage	(182,260)	(189,411)
	1,160	(8,351)
	$2,590	$7,527

See accompanying notes to the interim consolidated financial statements (unaudited)
Basis of Presentation Note 1

Lorus Therapeutics Inc.
Consolidated Statements of Operations, Comprehensive Income and Deficit - Unaudited

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Feb. 28, 2010	Feb. 28, 2009	Feb. 28, 2010	Feb. 28, 2009	Feb. 28, 2010
REVENUE	$3	$64	$131	$106	$1,171

EXPENSES
Research and development	718	1,090	1,916	3,056	125,913
General and administrative	515	775	1,791	2,442	59,666
Stock-based compensation	94	111	110	347	8,528
Depreciation and amortization of fixed assets	21	55	64	141	9,795
Cost of sales	-	-	-	-	105
Operating expenses	1,348	2,031	3,881	5,986	204,007
Interest expense	-	160	41	578	4,009
Accretion in carrying value of convertible debentures	-	407	80	1,175	4,983
Amortization of deferred financing charges	-	-	-	-	412
Interest income	(2)	(65)	(16)	(218)	(12,252)
Loss from operations for the period	(1,343)	(2,469)	(3,855)	(7,415)	(199,988)
Gain on repurchase of convertible debentures and transfer of assets (note 8)	-	-	11,006	-	11,006
Gain on sale of shares	-	-	-	450	6,749
Net earnings (loss) and other comprehensive income for the period	(1,343)	(2,469)	7,151	(6,965)	(182,233)
Deficit, beginning of period	$(180,917)	$(185,047)	(189,411)	(180,551)	-
Change in accounting policy	-	-	-	-	(27)
Deficit, end of period	$(182,260)	$(187,516)	$(182,260)	$(187,516)	$(182,260)
Basic and diluted earnings (loss) per common share	$-	$(0.01)	$0.03	$(0.03)

Weighted average number of common shares
outstanding used in the calculation of: (note 5)
Basic earnings (loss) per share	298,010	253,538	275,232	244,039
Diluted earnings (loss) per share	298,010	253,538	278,377	244,039

See accompanying notes to the interim consolidated financial statements (unaudited)

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows - Unaudited

					Period
	Three	Three	Nine	Nine	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Feb. 28, 2010	Feb. 28, 2009	Feb. 28, 2010	Feb. 28, 2009	Feb. 28, 2010
Cash flows from operating activities:
Net earnings (loss) for the period	$(1,343)	$(2,469)	$7,151	$(6,965)	$(182,233)
Less: Gain on repurchase of convertible debentures and transfer of assets (note 8)	-	-	(11,006)	-	(11,006)
Gain on sale of shares	-	-	-	(450)	(6,749)
Items not involving cash:
Stock-based compensation	94	111	110	347	8,528
Interest on convertible debentures	-	160	15	578	3,983
Accretion in carrying value of convertible debentures	-	407	80	1,175	4,983
Amortization of deferred financing charges	-	-	-	-	412
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	21	55	64	141	22,356
Other	(1)	(9)	(5)	(9)	440
Change in non-cash operating working capital	(583)	(44)	141	(477)	(313)
Cash used in operating activities	(1,812)	(1,789)	(3,450)	(5,660)	(159,599)
Cash flows from financing activities:
Issuance of convertible debentures, net of issuance costs	-	-	-	-	12,948
Payment on settlement of convertible debentures,including transaction costs (note 8)	-	-	(3,521)	-	(3,521)
Issuance of warrants	-	-	-	417	-
Proceeds on sale of shares, net of arrangement costs (note 1)	-	-	-	450	6,899
Issuance of common shares and warrants, net of issuance costs	-	-	2,235	2,790	151,620
Cash (used in) provided by financing activities	-	-	(1,286)	3,657	167,946
Cash flows from investing activities:
Maturity (purchase) of marketable securities and other investments, net	250	1,566	250	5,162	(250)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	-	(163)	-	(167)	(6,303)
Proceeds on sale of fixed assets	-	-	-	-	348
Cash (used in) provided by investing activities	250	1,403	250	4,995	(7,459)
(Decrease) increase in cash and cash equivalents during the period	(1,562)	(386)	(4,486)	2,992	888
Cash and cash equivalents, beginning of period	2,450	6,030	5,374	2,652	-
Cash and cash equivalents, end of period	$888	$5,644	$888	$5,644	$888
Supplemental cash flow information
Interest paid in cash	$-	$-	$26	$-

See accompanying notes to the interim consolidated financial statements (unaudited)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2010 and 2009

1.	Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc., (the “Company” or “Lorus”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2009.  These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2009.  These financial statements are prepared based on the assumption that Lorus will continue its operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business which may not be appropriate given the discussion in section (a) “Going concern,” below.

The information presented as at February 28, 2010 and February 28, 2009 reflect, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

a) Going concern

The Company has not earned substantial revenue from its drug candidates and is, therefore, considered to be in the development stage.  The continuation of the Company's research and development activities is dependent upon the Company's ability to successfully fund its cash requirements through a combination of equity financing, debt and payments from strategic partners.  The Company has no current sources of payments from strategic partners.

Management has forecasted that the Company’s current level of cash and cash equivalents and short-term investments will not be sufficient to execute its current planned expenditures for the next twelve months without further investment.  On April 14, 2010, the Company secured a six-month loan amounting to $1 million from a company related to a member of its Board of Directors (See “Subsequent events”).  In addition, on April 6, 2010, the Company filed a Registration Statement on form F-1 with the United States Securities and Exchange Commission (the “SEC”) for an offering of up to US$17,500,000 of units in the United States (see “Subsequent events”). The Company continues to pursue additional funding and partnership opportunities to execute its planned expenditures in the future.  However, there can be no assurance that the capital or partnerships will be available as necessary to meet these continuing expenditures, or if the capital or partnerships are available, that they will be on terms acceptable to the Company.  Further, there can be no assurance that the SEC will cause our Registration Statement to be effective and register the units or that we will be successful in issuing any units. The issuance of common shares by the Company could result in significant dilution in the equity interest of existing shareholders.  The Company has implemented a number of cost conservation strategies including delaying certain non-critical research programs until financing is available.  There can be no assurance that the Company will be able to obtain sufficient financing to meet future operational needs.  As a result, there is a significant doubt as to whether the Company will be able to continue as a going concern and realize its assets and pay its liabilities as they fall due.

The interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

b) Reorganization

On July 10, 2007 (the “Arrangement Date”), the Company (or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information included in these financial statements reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  Following completion of the Arrangement, New Lorus is not related to Old Lorus, which was subsequently renamed Global Summit Real Estate Inc.

Under the Arrangement, the Company has agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring:

(i)
prior to, at or after the effective time of the Arrangement ("Effective Time") and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2010 and 2009

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

In connection with the Arrangement, the Company received cash consideration of approximately $8.5 million, before transaction costs. This amount includes $600 thousand related to the indemnification, above, which was received in July 2008.   The Company has recorded a liability of $150 thousand, which it believes is a reasonable estimate of the fair value of the obligation for the indemnifications provided.  There have been no claims under this indemnification to date.  This amount is included on the balance sheet in Accrued Liabilities as at February 28, 2010.

2.	Changes in accounting policy

For the three and nine month periods ended February 28, 2010, the Company adopted the following accounting policies:

(a) Goodwill and Intangible Assets

Effective June 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets ("Section 3062"), and Section 3450, Research and Development Costs which established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises.  Standards concerning goodwill are unchanged from the standards included in the previous Section 3062.  The adoption of this new section has had no impact on the Company’s interim consolidated financial statements.

(b) Financial Instruments

Effective June 1, 2009, the Company adopted the amendments under Section 3862, Financial Instruments - Disclosures  ("Section 3862"), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures.  These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements.  Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.  Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly.  Level 3 valuations are based on inputs that are not based on observable market data.  These disclosures are applicable effective the Company’s annual financial statements for the year ended May 31, 2010; therefore, the disclosures required by this new section have had no impact on the Company’s current interim consolidated financial statements.

3.	Capital risk management

The Company’s objectives when managing capital are to:

•	Maintain its ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders;

•	Maintain a flexible capital structure which optimizes the cost of capital at acceptable risk;

•	Ensure sufficient cash resources to fund its research and development activity, to pursue partnership and collaboration opportunities and to maintain ongoing operations.

The capital structure of the Company consists of equity comprised of share capital, share purchase warrants, stock options, contributed surplus and deficit. The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances, acquiring or disposing of assets, adjusting the amount of cash and short-term investments balances or by undertaking other activities as deemed appropriate under the specific circumstances.

In October 2009 the Board of Directors approved a short-term loan in the amount of $1.0 million from one of its directors to provide working capital while the Company sought additional capital.  On November 27, 2009, the Company completed a private placement resulting in the issuance of 41.0 million units of the Company at a price of $0.06 per unit.  See note 5 for details. The Company is not subject to externally imposed capital requirements.

While the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended May 31, 2009, the Company has forecasted that its current capital resources are not sufficient to carry out its research and development plans and operations for the next twelve months and continues to investigate various alternatives to obtain sufficient capital to continue its operations (note 1).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2010 and 2009

4.	Financial instruments

(a) Financial instruments

The Company has classified its financial instruments as follows:

	As at	As at
(amounts in 000's)	February 28, 2010	May 31, 2009

Financial assets
Cash and cash equivalents, consisting of term deposits, and guaranteed investment certificates, held-for-trading, measured at fair value	$888	$5,374
Short-term investments, held-for-trading, recorded at fair value	244	490

Financial liabilities
Accounts payable, measured at amortized cost	594	299
Accrued liabilities, measured at amortized cost	836	1,131
Secured convertible debentures, measured at amortized cost		14,448

 (b) Financial risk management

The Company has exposure to credit risk, liquidity risk and market risk. The Company’s Board of Directors has the overall responsibility for the oversight of these risks and reviews the Company’s policies on an ongoing basis to ensure that these risks are appropriately managed.

(i) Credit risk

Credit risk is the risk of financial loss to the Company if a customer, partner or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents and short-term investments. The carrying amount of the financial assets represents the maximum credit exposure.

The Company manages credit risk for its cash and cash equivalents and short-term investments by maintaining minimum standards of R1 low or A low investments and Lorus invests only in highly rated Canadian corporations with debt securities that are traded on active markets and are capable of prompt liquidation.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board considers securing additional funds through equity, debt or partnering transactions. The Company manages its liquidity risk by continuously monitoring forecasts and actual cash flows.  Refer to note 1 for further discussion on the Company’s ability to continue as a going concern.

(iii) Market risk

Market risk is the risk that changes in market prices, such as interest rates, foreign exchange rates, and equity prices will affect the Company’s income or the value of its financial instruments.

The Company is subject to interest rate risk on its cash and cash equivalents and short-term investments.  The Company does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on the investments, owing to the relative short-term nature of the investments.  In June 2009, the Company extinguished its secured convertible debentures and does not currently have any interest bearing debt.

Financial instruments potentially exposing the Company to foreign exchange risk consist principally of accounts payable and accrued liabilities.  The Company holds minimal amounts of U.S. dollar denominated cash, purchasing on an as needed basis to cover U.S. dollar denominated payments.  At February 28, 2010 U.S. dollar denominated accounts payable and accrued liabilities amounted to $42 thousand.  Assuming all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase or decrease in net loss and comprehensive loss of $4 thousand.  The Company does not have any forward exchange contracts to hedge this risk.

The Company does not invest in equity instruments of other corporations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2010 and 2009

5.	Share capital

(a) Continuity of common shares and warrants

	Common Shares		Warrants
(amounts in 000's)	Number	Amount	Number		Amount

Balance at May 31, 2008	217,649	$158,743		$	
Interest payments (b)	2,038	217			
Issuance of 2008 Units (c)	28,539	2,790	14,269		417
Balance at November 30, 2008	248,226	161,750	14,269		417
Interest payments (b)	2,989	201			
Balance at November 30, 2008	251,215	161,951	14,269		417
Interest payments (b)	3,406	160	
Balance at February 28, 2009	254,621	162,111	14,269		417
Interest payments (b)	2,187	129			
Balance at May 31, 2009	256,808	162,240	14,269		417
Interest payments (b)	202	15			
Balance at August 31, 2009	257,010	162,255	14,269		417
Issuance of Units (c)	41,000	1,626	20,500		532
Broker warrants re issuance of Units			2,152		77
Balance at November 30, 2009 and February 28, 2010	298,010	$163,881	36,921		$1,026

(b) Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% up to June 19, 2009.  Effective that date, the Company repurchased the convertible debentures, see note 8.  Common shares issued in payment of interest were issued at an amount equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c) Equity issuances

On November 27, 2009, pursuant to a private placement, the Company issued 41.0 million common shares and 20.5 million common share purchase warrants in exchange for cash consideration of $2.5 million. This amount includes the principal amount of $1.0 million originally received by way of a loan from a director on October 6, 2009 which was applied to subscribe for Units as part of the private placement. In addition, the Company issued 2.2 million brokers’ warrants to purchase an equivalent number of common shares at $0.08 until May 27, 2011.  The total costs associated with the transaction were approximately $302 thousand which included the $77 thousand which represented the fair value of  the brokers’ warrants.  The Company has allocated the net proceeds of the private placement to the common shares and the common share purchase warrants based on their relative fair values.  Based on relative fair values, $1.6 million of the net proceeds was allocated to the common shares and  $532 thousand to the common share purchase warrants.

On June 25, 2008, the Company filed a short-form prospectus for a rights offering to its shareholders.  Under the rights offering, holders of the Company's common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date.  Each four rights entitled the holder thereof to purchase a unit of Lorus ("2008 Unit").  Each 2008 Unit  issued at $0.13 each consisted of one common share of Lorus and one half common share purchase warrant.  Each whole purchase warrant entitles the holder to purchase additional common shares of Lorus at $0.18 until August 7, 2010.  All unexercised rights expired on August 7, 2008.

Pursuant to the rights offering the Company issued 28.5 million common shares and 14.2 million common share purchase warrants in exchange for cash consideration of $3.7 million.  The total costs associated with the transaction were approximately $500 thousand.  The Company has allocated the net proceeds of $3.2 million to the common shares and the common share purchase warrants based on their relative fair values.    Based on relative fair values, $2.8 million of the net proceeds were allocated to the common shares and $417 thousand to the common share purchase warrants.

 (d) Earnings/Loss per share

For the nine months ended February 28, 2010, the determination of diluted earnings per share includes in the calculation all common shares potentially issuable upon the exercise of stock options and share purchase warrants, using the “treasury stock method.”

Diluted earnings per share, using the treasury stock method, assumes outstanding stock options and share purchase warrants are exercised at the beginning of the period, and the Company’s common shares are purchased at the average market price during the period from the funds derived on the exercise of these outstanding options and share purchase warrants.  Stock options and share purchase warrants with a strike price above the average market price for the period were excluded from the calculation of fully diluted earnings per share as to include them would have increased the earnings per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2010 and 2009

For the three months ended February 28, 2010 as well as the three and nine month periods ended February 28, 2009 the Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, share purchase warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

 (e) Continuity of contributed surplus

	Nine months ended February 28, 2010	Nine months ended February 28, 2009

Balance, Beginning of year	$10,744	$9,181
Equity portion of secured convertible debentures (note 8)	3,814	
Forfeiture of stock options	276	1,545
Balance, end of period	$14,834	$10,726

As a result of repurchasing the convertible debentures, the Company reallocated the equity portion of the debentures to contributed surplus - see note 8.

6.	Stock options

(a) Stock options outstanding

	Nine months ended		Nine months ended
	February 28, 2010		February 28, 2009
	Options (in 000’s)	Weighted average exercise price	Options (in 000’s)	Weighted average exercise price

Outstanding, Beginning of year	16,873	$0.29	16,438	$0.45
Granted	5,682	0.08	5,124	0.10
Exercised				
Forfeited	(2,015)	0.40	(4,572)	0.67
Outstanding, end of period	20,540	$0.22	16,990	$0.29

During the three and nine months ended February 28, 2010, there were no stock options exercised (three and nine months ended February 28, 2009 - nil)

In the three-month period ended February 28, 2010, the Company recognized a stock-based compensation expense of $94 thousand (2008 -$111 thousand).  For the nine-month period ended February 28, 2010 the Company recognized an expense of $110 thousand (2008 - $347 thousand).  The expense represents the amortization applicable to the current periods of the estimated fair value of options granted since June 1, 2002 net of the recovery of expense related to the forfeiture of unvested options in the current periods.

(b) Fair value assumptions

The Company did not grant any stock options during the three-month period ended February 28, 2009.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the following periods:

	Three months ended February 28			Nine months ended February 28
	2010		2009	2010	2009
Risk free interest rate	0.3%			0.3%	2.0-4.75%
Expected dividend yield	0%			0%	0%
Expected volatility	206%			178-206%	80%
Expected life of options	5 years			5 years	5 years
Weighted average fair value of options granted in the period	$0.078	$		0.07	$0.07

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2010 and 2009

(c) Continuity of stock options

	Nine months ended	Nine months ended
(amounts in 000's)	February 28, 2010	February 28, 2009

Balance at beginning of the year	$3,845	$4,961
Stock option expense	283	347
Forfeiture of stock options	(449)	(1,545)
Balance, end of period	$3,679	$3,763

7.	Short term investments, marketable securities and other investments

As at February 28, 2010
(amounts in 000's)	Less than one year maturities		Greater than one year maturities	Total

Guaranteed investment certificates	$244	$		$244

As at May 31, 2009
(amounts in 000's)	Less than one year maturities	Greater than one year maturities	Total

Guaranteed investment certificates	$248	$242	$490

The Company’s guaranteed Investment certificates totaling $244 thousand at February 28, 2010 (May 31, 2009 - $490 thousand) have been designated as “held-for-trading”, and have been classified as short-term investments on the balance sheet.  These investments are carried at fair value and have maturities varying from one to three months.  The net increase in fair value of these investments for the three months and nine months ended February 28, 2010 amounted to $nil thousand and $3 thousand, respectively, and has been included in the statement of earnings (loss).

At May 31, 2009, the Company’s highly liquid investments with maturities of less than one year are classified as “held-for-trading” investments and are carried at fair value.

8.	Convertible debentures

The terms of the secured convertible debentures are described in note 13 to the Company's annual financial statements for the period ended May 31, 2009.  The Company repurchased these debentures, which were originally due on October 6, 2009, on June 19, 2009.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”) certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with the commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

For receipt of this Consideration, TEMIC has released all security interest in the assets of Lorus.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.0 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million.  In addition, as a result of extinguishing the debentures, $3.8 million, the equity portion of the debentures, was transferred to contributed surplus. The gain on repurchase of the debentures does not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  Capital loss and non-capital loss carryforwards, and the associated valuation allowance have been reduced accordingly.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and nine months ended February 28, 2010 and 2009

9.	Subsequent events

In April 2010, the Company entered into a loan agreement with a company related to a member of its Board of Directors to borrow $1 million.  The loan amount, which was received on April 14, 2010, is unsecured, evidenced by a promissory note and bears interest at the annual rate of 10%. The principal and interest amount are due in six months.  The funds will be used for general working capital purposes.

In April 2010, the Company filed a Registration Statement on Form F-1 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”) for an offering of up to US$17,500,000 of units in the United States.

This registration will allow Lorus to offer and issue units, each unit consisting of one common share and one half of a warrant (a “Warrant”) to purchase common shares (collectively referred to as the “Units”). Each whole Warrant will permit the holder to purchase one common share, at an initial exercise price of 125% of the unit offering price (which will be determined at the time of the offering), and subsequently at a premium to the unit offering price which rises 5% on each anniversary of the closing date, to a maximum exercise price of 145% of the unit offering price on the fourth anniversary of the closing. Lorus may also require the exercise of the Warrants if the closing price of the common shares on the principal market upon which they are traded equals or exceeds 225% of the unit offering price for five consecutive trading days.

The Registration Statement relating to the Units has been filed with the SEC but has not yet become effective. The Units may not be sold, nor may offers to buy be accepted, before the Registration Statement becomes effective. The details of the offering (including the terms of the Units) are subject to change based on market conditions at the time the Registration Statement becomes effective. The offering is subject to regulatory approval, including the approval of the Toronto Stock Exchange.